WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

07021625

March 1, 2007

SEC MAIL RECEIVED PROCESSING MAR 2007 WASH. DC 186 SECTION

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

SUPPL

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcements released to the London Stock Exchange:

	Announcement	Issue Date
1.	Statement Regarding J. Sainsbury plc	February 28, 2007
2.	Voting Rights and Capital	March 1, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

PROCESSED

MAR 09 2007

THOMSON
FINANCIAL

Marks and Spencer Group plc

28 February 2007

Statement regarding J Sainsbury plc ('Sainsbury')

In response to recent speculation, the Board of Marks and Spencer Group plc ('Marks and Spencer') confirms that it has been considering its position in relation to a possible combination with Sainsbury. Further to this, the Board has decided that it does not intend to make an offer for Sainsbury at this time.

For the purposes of Rule 2.8 and other relevant provisions of The City Code on Takeovers and Mergers ('City Code'), Marks and Spencer reserves the right to announce an offer or possible offer or make or participate in an offer or possible offer for Sainsbury and/or take any other action which would otherwise be restricted under Rule 2.8 of the City Code within the next six months, in the event that:

(i) an agreement or recommendation from the board of Sainsbury is forthcoming; or

(ii) there is an announcement by CVC, KKR and Blackstone of a firm intention to make an offer or there is an announcement by any other third party of a possible offer or a firm intention to make an offer for Sainsbury or Sainsbury announces that it has received an approach in relation to a possible offer from any other third party; or

(iii) Sainsbury announces a 'whitewash' proposal for the purposes of Rule 9 of the City Code or a reverse takeover; or

(iv) there is a material change in circumstances.

Enquiries:

Marks and Spencer
Amanda Mellor 020 8718 3604 / 07747 461 241
Corporate Press Office 020 8718 1919
020 8718 2000 (out of hours)

Tulchan Communications 020 7353 4200 / 07770 536 202
Kirstie Hamilton

Issued: 1 March 2007

Marks and Spencer Group PLC (the "Company") – Voting Rights and Capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

The Company's capital consists of 1,699,377,217 ordinary shares with voting rights. The Company does not hold any shares in Treasury at the date of this disclosure.

Therefore, the total number of voting rights in the Company is 1,699,377,217.

The above figure can be used by shareholders as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

For further information please contact:

Anthony Clarke
020 8718 9940

END